July 30, 2018 Via EDGAR
ATTORNEYS AT LAW

777 EAST WISCONSIN AVENUE
MILWAUKEE, WISCONSIN  53202-5306
414.271.2400 TEL
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www.foley.com

WRITER’S DIRECT LINE
414.297.5596
pfetzer@foley.com Email

CLIENT/MATTER NUMBER
082961-0143

Allison White Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:	Hennessy Funds Trust – Form N-1A Filing

Dear Ms. White:

Pursuant to Rule 477(a) under the Securities Act of 1933, as amended (the “Securities Act”), Hennessy Funds Trust (Investment Company Act File No. 811-07168, the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registrant’s filing of a Registration Statement on Form N-1A (Securities Act Registration No. 333-226392), as filed with the Commission on July 27, 2018, together with all exhibits thereto (the “New N-1A Filing”), effective as soon as possible.

The New N-1A Filing was inadvertently filed due to an EDGAR coding error, which resulted in the filing not being coded as a “Rule 485(a)” amendment to the Registrant’s existing Form N-1A Registration Statement (Securities Act Registration No. 033-52154).  The “Rule 485(a)” amendment is being filed in connection with the creation of new series of the Registrant to be known as the Hennessy BP Energy Fund and the Hennessy BP Midstream Fund, each of which will be a successor to a corresponding series of Professionally Managed Portfolios (“PMP”).  Specifically, the funds are being established in order to effectuate the following reorganizations: (1) the acquisition of the assets and liabilities (other than the excluded liabilities) of the BP Capital TwinLine Energy Fund, a series of PMP, by the Hennessy BP Energy Fund; and (2) the acquisition of the assets and liabilities (other than the excluded liabilities) of the BP Capital TwinLine MLP Fund, a series of PMP, by the Hennessy BP Midstream Fund.

The Registrant confirms that the New N-1A Filing has not become effective, no securities have been or will be issued or sold pursuant to the New N-1A Filing or the prospectus contained therein and no preliminary prospectus contained in the New N-1A Filing has been distributed.  So, the Registrant is requesting the withdrawal of the New N-1A Filing pursuant to this letter, and filing a “Rule 485(a)” amendment concurrently with this letter to effect the creation of the new series.

Please call the undersigned at (414) 297-5596 should you have any questions regarding this filing.

Very truly yours,

/s/ Peter D. Fetzer

 Peter D. Fetzer

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